UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
--------------------------------------------------------------------------------



                           onlinetradinginc.com corp.
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                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    68273D108
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

     Rule 13d-1(b)

     Rule 13d-1(c)

[X]  Rule 13d-1(d)

                               CUSIP No. 68273D108


1        NAME OF REPORTING PERSONS                           Farshid Tafazzoli
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)____
                                                              (b)____

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION                 USA

         Number of         5        SOLE VOTING POWER         2,725,926 (1)
           Shares
         Beneficially      6        SHARED VOTING POWER       Not applicable
          Owned By
            Each           7        SOLE DISPOSITIVE POWER    2,725,926 (1)
          Reporting
          Person           8        SHARED DISPOSITIVE POWER  Not applicable
            With

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,725,926

10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9      23.75% (2)

12       TYPE OF REPORTING PERSON (See instructions)          IN





















(1) Represents 2,725,926 shares of Common Stock held by a family limited partnership for which Mr. Tafazzoli is an officer of the corporate general partner.
(2) Calculated on the basis of 11,476,388 shares of Common Stock outstanding on February 14, 2000.


                                Page 2 of 5 Pages

Item 1(a).        Name of Issuer:

                  onlinetrading.com corp.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  2700 N. Military Trail, Suite 200
                  Boca Raton, Florida  33431

Item 2(a).        Name of Person Filing:

                  Farshid Tafazzoli

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  2700 N. Military Trail, Suite 200
                  Boca Raton, Florida 33431

Item 2(c).        Citizenship:  See Item 4 on Cover Page

                  U.S.A.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 Par Value

Item 2(e).        CUSIP Number:

                  68273D108

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  Not applicable.

Item 4.           Ownership:


                  (a)      Amount Beneficially Owned:  2,725,926 (1) shares.

                  (b)      Percent of Class:             23.75% (2)








(1) Represents 2,725,926 shares of Common Stock held by a family limited partnership for which Mr. Tafazzoli is an officer of the corporate general partner.
(2) Calculated on the basis of 11,476,388 shares of Common Stock outstanding on February 14, 2000.



                                Page 3 of 5 Pages

              (c)      Number of shares as to which such person has:

                   (i) sole power to vote or to direct to vote  2,725,926 shares

                  (ii) shared power to vote or to direct the vote Not applicable

                  (iii) sole power to dispose or to direct the
                        disposition of                          2,725,926 shares

                  (iv)  shared power to dispose or to direct
                        disposition of                            Not applicable

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

                  Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of Dissolution of Group:

                  Not applicable.

Item 10. Certification:

                  (b) The following certification shall be included if the statement is filed pursuant toss.240.13d1(c):

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.









                                Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:  February 14, 2000                                /s/ Farshid Tafazzoli
                                                         -----------------------
                                                         Farshid Tafazzoli














































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